LIQTECH INTERNATIONAL, INC.

1804 Buerkle Road

White Bear Lake, MN 55110

September 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Priscilla Dao

Re:	LiqTech International, Inc. Request for Acceleration of Registration Statement on Form S-3 File No. 333-259328

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LiqTech International, Inc., a Nevada corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-259328), filed with the U.S. Securities and Exchange Commission on September 3, 2021, to 4:00PM ET on September 17, 2021 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. at (305) 794-6293 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ Claus Toftegaard
Name: Claus Toftegaard Title: Chief Financial Officer